United States securities and exchange commission logo





                              January 5, 2021

       Christopher Bradley
       Chief Financial Officer
       Tastemaker Acquisition Corp.
       650 Fifth Avenue, 10th Floor
       New York, NY 10019

                                                        Re: Tastemaker
Acquisition Corp.
                                                            Amendment No. 3 to
Form S-1
                                                            Filed December 31,
2020
                                                            File No. 333-249278

       Dear Mr. Bradley:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 3 to Form S-1

       Manner of Conducting Redemptions, page 30

   1. In our prior comment 1, we asked you to file a copy of the agreement between the anchor investor and the
sponsor as an exhibit to the registration statement. Please file this agreement as an exhibit
or tell us why it is not a material contract in which the company has a beneficial
interest, given that it contemplates the purchase by the anchor investor of
                                                        14.9% of the units in
the offering and includes the anchor investor's waiver of rights to funds in the trust
account with respect to its allocation of founder shares, as well as a waiver of any future
claims it may have against the company. Please see Item
                                                        601(b)(10)(i) of
Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Bradley
Tastemaker Acquisition Corp.
January 5, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameChristopher Bradley                      Sincerely,
Comapany NameTastemaker Acquisition Corp.
                                                           Division of
Corporation Finance
January 5, 2021 Page 2                                     Office of Real
Estate & Construction
FirstName LastName